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Exhibit 2.2

SUBSCRIPTION AGREEMENT

        THIS SUBSCRIPTION AGREEMENT (this "Agreement") is entered into as of June 30, 2004, by and among UTI Corporation, a Maryland corporation ("Holdings") and each of DLJ Merchant Banking Partners III, L.P., DLJ Offshore Partners III-1, C.V., DLJ Offshore Partners III-2, C.V., DLJ Offshore Partners III, C.V., DLJ MB PartnersIII GmbH & Co. KG, Millennium Partners II, L.P. and MBP III Plan Investors, L.P. (collectively, the "DLJMB Buyers").

        WHEREAS, Medical Device Manufacturing, Inc., a Colorado corporation and a wholly-owned subsidiary of Holdings ("Parent") has entered into an Agreement and Plan of Merger, dated April 27, 2004 (the "Merger Agreement"), pursuant to which, on even date herewith, an acquisition subsidiary ("MergerCo") will merge (the "Merger") with and into Medsource Technologies, Inc., a Delaware corporation ("Target") and the shareholders of Target will receive $7.10 in cash per share of Target common stock;

        WHEREAS, in connection with the Merger and on even date herewith, Holdings will (i) repay or refinance all outstanding indebtedness (other than certain capital leases) of each of Holdings, Parent and Target (the "Refinancing"), (ii) redeem and pay accrued dividends on all outstanding shares of Holdings Class C Redeemable Preferred Stock (the "Class C Redemption"), and (iii) make a distribution to existing holders of Holdings Class A Convertible Preferred Stock in satisfaction of all accrued and unpaid dividends (together with the Class C Redemption, the "Holdings Distributions");

        WHEREAS, in connection with the Merger and on even date herewith, Credit Suisse First Boston is providing debt financing aggregating $409.0 million for the purpose of providing a portion of the consideration necessary to fund the Merger and related transactions (the "Debt Financing");

        WHEREAS, on the terms set forth herein and for the purpose of providing a portion of the consideration necessary to fund the Merger and related transactions, Holdings desires to issue and sell to the DLJMB Buyers, and the DLJMB Buyers desire to purchase and acquire from Holdings (the "DLJMB Investment" and together with the Merger, the Refinancing, the Class C Redemption, the Holdings Distributions and the Debt Financing, the "Transactions"), (a) shares of Class A-8 Convertible Preferred Stock (the "Class A-8 Stock") and (b) contingent warrants to purchase a variable number of additional shares of Class A-8 Stock;

        WHEREAS, on even date herewith, the parties and certain other stockholders of Holdings are entering into a Shareholders Agreement and Registration Rights Agreement; and

        NOW, THEREFORE, in consideration of the foregoing recitals and the representations, warranties, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I
Definitions

        1.1   Certain Definitions. The following terms shall have the meanings set forth below (and such meanings shall be equally applicable to both the singular and plural form of the terms defined, as the context may require):

        "Affiliate" means, in respect of any Person, any other Person that is directly or indirectly controlling, controlled by, or under common control with such Person or any of its subsidiaries, and the term "control" (including the terms "controlled by" and "under common control with") means having, directly or indirectly, the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or by contract or otherwise.

        "Agreement" has the meaning ascribed to it in the preamble to this Agreement.

        "Basket" has the meaning ascribed to it in Section 6.4(a).

        "Board of Directors" has the meaning ascribed to it in Section 3.2.

        "Business Day" means any day other than a Saturday, Sunday, or other day on which banking institutions in the State of New York are authorized or required by Law to close.

        "Cap" has the meaning ascribed to it in Section 6.4(b).

        "Charter" means the Third Articles of Amendment and Restatement of Holdings in the form set forth in Exhibit A hereto.

        "Class A-8 Stock" has the meaning ascribed to it in the recitals to this Agreement.

        "Class A-8 Securities" has the meaning ascribed to it in Section 2.1.

        "Class A-8 Warrants" has the meaning ascribed to it in Section 2.1.

        "Class C Redemption" has the meaning ascribed to it in the recitals to this Agreement.

        "Closing" has the meaning ascribed to it in Section 2.2.

        "Closing Date" has the meaning ascribed to it in Section 2.2.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Commitment Letter" means the Commitment Letter, dated as of April 27, 2004, by and among Holdings and the DLJMB Buyers.

        "Debt Financing" has the meaning ascribed to in the recitals to this Agreement.

        "DLJMB Buyers" has the meaning ascribed to it in the preamble to this Agreement.

        "DLJMB Buyer Indemnified Parties" has the meaning ascribed to it in Section 6.2.

        "DLJMB Investment" has the meaning ascribed to it in the recitals to this Agreement.

        "Encumbrance" means any security interest, lien, pledge, claim, charge, escrow, encumbrance, option, right of first offer, right of first refusal, preemptive right, mortgage, indenture, security agreement or other similar agreement, arrangement, contract, commitment, understanding, or obligation, whether written or oral, and whether or not relating in any way to credit or the borrowing of money.

        "Environmental Claims" has the meaning ascribed to it in Section 3.14.

        "Environmental Laws" has the meaning ascribed to it in Section 3.14.

        "Environmental Permits" has the meaning ascribed to it in Section 3.14.

        "ERISA" has the meaning ascribed to it in Section 3.11.

        "ERISA Affiliate" has the meaning ascribed to it in Section 3.11.

        "Expenses" has the meaning ascribed to it in Section 6.2(a).

        "Financial Statements" has the meaning ascribed to it in Section 3.8.

        "GAAP" has the meaning ascribed to it in Section 3.8.

        "Governmental Entity" has the meaning ascribed to it in Section 3.3.

        "Hazardous Material" has the meaning ascribed to it in Section 3.14.

        "Holdings" has the meaning ascribed to it in the preamble to this Agreement.

        "Holdings Distributions" has the meaning ascribed to it in the recitals to this Agreement.

        "Holdings Indemnified Parties" has the meaning ascribed to it in Section 6.2(b).

        "HSR Act" has the meaning ascribed to it in Section 3.6.

        "Indebtedness" means, for Holdings and its Subsidiaries, on a consolidated basis, at the time of any determination, without duplication, all indebtedness or obligations, contingent or otherwise: (i) for borrowed money, (ii) evidenced by notes, debentures, bonds or other similar instruments for the payment of which Holdings or any of its Subsidiaries is responsible or liable, including without limitation, indebtedness under any credit facility, (iii) all obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations of Holdings or any of its Subsidiaries under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising and paid in the ordinary course of business in accordance with customary payment terms); (iv) all obligations of Holdings or any of its Subsidiaries under leases required to be capitalized in accordance with GAAP; (v) all obligations of Holdings or any of its Subsidiaries for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction; (vi) the amounts with respect to any negative cash balances and overdrafts of Holdings or any of its Subsidiaries; (vii) all obligations of Holdings or any of its Subsidiaries under interest rate hedging programs; (viii) all obligations of the type referred to in clauses (i) through (vii) of Holdings or any of its Subsidiaries for the payment of which Holdings or any of its Subsidiaries is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (ix) all obligations of the type referred to in clauses (i) through (viii) of other persons secured by any lien on any property or asset of Holdings or any of its Subsidiaries (whether or not such obligation is assumed by Holdings or any of its Subsidiaries).

        "Indemnification Claim" has the meaning ascribed to it in Section 6.3.

        "Intellectual Property" has the meaning ascribed to it in Section 3.16.

        "IRS" means the Internal Revenue Service and any governmental body or agency succeeding to the functions thereof.

        "Knowledge" with respect to any particular representation or warranty contained in this Agreement, when used to apply to the "Knowledge" of Holdings, shall mean the actual knowledge or conscious awareness, after due inquiry, of Ron Sparks, Stewart Fisher, Jeffrey Farina, Gary Curtis, Thomas Lemker, Bruce Rogers and Steven Neumann.

        "KRG" means KRG Capital Partners L.L.C.

        "Law" has the meaning ascribed to it in Section 3.3.

        "Leases" has the meaning ascribed to it in Section 3.21.

        "Lien" means means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance in respect of such property or asset, or any right of others therein.

        "Losses" has the meaning ascribed to it in Section 6.2.

        "Material Adverse Effect" means any change, effect, event, occurrence, state or facts or development that, individually or in the aggregate, (i) constitutes or would be reasonably expected to result in a material adverse effect on the business, liabilities, property, assets, prospects, results of operation or financial condition of Holdings and its Subsidiaries, taken as a whole, or (ii) prevents or delays the ability of Holdings to consummate the Transactions; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been a Material Adverse Effect with respect to Holdings: (a) any actions or omissions of Holdings hereto taken with the prior written consent of the DLJMB Buyers in contemplation of the Transactions; (b) the direct effects of compliance with the Transaction Agreements on the operating performance of Holdings, including expenses incurred by Holdings in consummating the Transactions or relating to any litigation arising as a result of the Transactions; (c) changes attributable to or resulting from changes in general economic conditions, except to the extent that Holdings and its Subsidiaries taken as a whole are adversely affected in a disproportionate manner as compared to other industry participants; (d) changes affecting the industry in which Holdings operates, except to the extent that Holdings and its Subsidiaries taken as a whole are adversely affected in a disproportionate manner as compared to other industry participants; and (e) changes directly attributable to acts of terrorism or acts of the public enemy, except to the extent that Holdings and its Subsidiaries taken as a whole are adversely affected in a disproportionate manner as compared to other industry participants.

        "Material Contracts" has the meaning ascribed to it in Section 3.17.

        "Merger" has the meaning ascribed to it in the recitals to this Agreement.

        "MergerCo" has the meaning ascribed to it in the recitals to this Agreement.

        "Merger Agreement" has the meaning ascribed to in the recitals to this Agreement.

        "MGCL" means the Maryland General Corporation Law.

        "Owned Real Property" has the meaning ascribed to it in Section 3.21.

        "Parent" has the meaning ascribed to it in the recitals to this Agreement.

        "PBGC" has the meaning ascribed to it in Section 3.11(f).

        "Permits" has the meaning ascribed to it in Section 3.13.

        "Permitted Encumbrances" means (i) Encumbrances for current Taxes not yet due and payable and (ii) materialmen, mechanic, workmen, repairmen, contractor, warehousemen, carrier, supplier, vendor, or similar Encumbrances if payment is not yet due on the underlying obligation.

        "Person" means any individual, partnership, limited partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization, or Governmental Entity.

        "Purchase Price" has the meaning ascribed to it in Section 2.1(a).

        "Real Property" has the meaning ascribed to it in Section 3.21.

        "Refinancing" has the meaning ascribed to it in the recitals to this Agreement.

        "Registration Rights Agreement" shall mean the Third Amended and Restated Registration Rights Agreement, in the form set forth in Exhibit B hereto.

        "Release" has the meaning ascribed to it in Section 3.14.

        "Remediation" has the meaning ascribed to it in Section 3.14.

        "SEC" means the U.S. Securities and Exchange Commission and any governmental body or agency succeeding to the functions thereof.

        "Securities Act" means the Securities Act of 1933, as amended.

        "Shareholders Agreement" shall mean the Amended and Restated Shareholders Agreement of Holdings, by and among Holdings, the DLJMB Buyers and certain other securityholders of Holdings, in the form set forth in Exhibit C hereto.

        "Subsidiary" means, in respect of Holdings, any Person in which Holdings, directly or indirectly, beneficially owns more than 50% of either the equity interest in, or the voting control of, such Person, whether or not existing on the date hereof.

        "Survival Period" has the meaning ascribed to it in Section 6.1.

        "Target" has the meaning ascribed to it in the recitals to this Agreement.

        "Tax Returns" means all returns, declarations, reports, estimates, information returns and statements required to be filed in respect of any Taxes.

        "Taxes" has the meaning ascribed to it in Section 3.10.

        "Transactions" has the meaning ascribed to it in the recitals to this Agreement.

        "Transaction Agreements" means, collectively, this Agreement, the Shareholders Agreement, the Registration Rights Agreement and each other document, instrument, certificate, or agreement to be executed by the parties to effect the transactions contemplated by this Agreement, including without limitation, the Class A-8 Warrants.

        "Transaction Expenses" means the aggregate amount of fees and expenses and other payment obligations incurred by Holdings or its Subsidiaries in connection with the Transactions, including the commitment and other fees associated with the Debt Financing, fees and expenses of advisors and counsel for Holdings, Parent, Target and the DLJMB Buyers, advisors (including, without limitation, Piper Jaffray & Co.), consultants (including environmental consultants), investment bankers, experts, actuaries, auditors and accountants, HSR filing fees with respect to the Merger and the DLJMB Investment, and all sale or transaction bonuses payable in connection with the Transactions contemplated hereby (including, without limitation, the transaction fee payable to KRG and an affiliate of the DLJMB Buyers).

        "Venusa Earn-Out" means the earn-out pursuant Section 2.2(b) of the Stock Purchase Agreement dated as of February 28, 2003 by and among Holdings, Parent, CISA, Ltd. and Giancarlo Gagliardoni and Cesare Gagliardoni.

        "Working Capital" means accounts receivable, inventory and prepaid expenses less accounts payable and accrued expenses (excluding accrued interest, accrued income tax and any amount payable in connection with the Venusa Earn-Out).

        1.2   Construction.

        All References to "Articles," "Sections," "Schedules," and "Exhibits" contained in this Agreement are, unless specifically indicated otherwise, references to articles, sections, schedules, or exhibits of or to this Agreement.

        As used in this Agreement, the following terms shall have the meanings indicated: (i) "day" means a calendar day; (ii) "U.S." or "United States" means the United States of America; (iii) "dollar" or "$" means lawful currency of the United States; (iv) "including" or "include" means "including without limitation"; and (v) references in this Agreement to specific Laws (such as the MGCL, the Code, and ERISA), or to specific sections or provisions of Laws, apply to the respective U.S. or state Laws that bear the names so specified and to any succeeding Law, section, or provision corresponding thereto and the rules and regulations promulgated thereunder.

ARTICLE II
Purchase and Sale of Securities

        2.1   Purchase and Sale of Securities.

        On the terms and subject to the conditions set forth herein, the DLJMB Buyers will purchase (i) 7,568,980 shares of Class A-8 Stock (the "Shares") and (ii) contingent warrants to purchase a variable number of shares of Class A-8 Stock (the "Class A-8 Warrants" and together with the Shares, the "Class A-8 Securities"), in each case, in such proportions as are set forth opposite each DLJMB

Buyer's name on Schedule I attached hereto. The aggregate consideration to be paid in cash to Holdings by the DLJMB Buyers for the Class A-8 Securities is $89,843,792.60 (the "Purchase Price").

        At the Closing, each DLJMB Buyer shall deliver to Holdings its respective percentage of the Purchase Price set forth opposite such DLJMB Buyer's name on Schedule I by wire transfer of immediately available funds to an account designated by Holdings, and Holdings shall deliver to each DLJMB Buyer (i) certificates representing its pro-rata portion (as indicated on Schedule I hereto) of the aggregate number of Shares to be issued hereunder and (ii) a contingent warrant for Class A-8 Stock exerciseable for its respective pro-rata portion (as indicated on Schedule I hereto) of the Class A-8 Warrants.

        2.2   Closing Date. The closing of the purchase and sale of the Class A-8 Securities (the "Closing", and the date of such Closing, the "Closing Date") shall take place at the offices of Hogan & Hartson L.L.P., One Tabor Center, Suite 1500, 1200 Seventeenth Street, Denver CO, 80202 on the same date and at the same time as the closing of the Merger.

        2.3   Proceedings at Closing. All actions to be taken and all documents to be executed and delivered by all parties hereto at the Closing shall be deemed to have been taken and executed and delivered simultaneously, and no action shall be deemed taken nor any document executed or delivered until all have been taken, executed and delivered. At the Closing, Holdings shall deliver to the DLJMB Buyers the items in Section 5.1.

ARTICLE III
Representations and Warranties of Holdings

        Except as set forth in the disclosure letter attached hereto or in connection with the Transaction, which is dated the date hereof (the "Holdings Disclosure Letter"), with specific reference to the particular section or subsection of this Article III to which the limitation set forth in such Holdings Disclosure Letter relates, Holdings represents and warrants to the DLJMB Buyers as follows:

        3.1   Existence; Good Standing; Corporate Authority. Holdings is (a) a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and (b) duly licensed or qualified to do business as a foreign corporation, partnership or limited liability company and, except as set forth in Section 3.1 of the Holdings Disclosure Letter, is in good standing under the laws of each other state of the United States or the laws of any foreign jurisdiction, if applicable, in which the character of the properties owned, licensed or leased by it or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified or to be in good standing has not had and would not reasonably be expected to have a Material Adverse Effect. Holdings has all requisite corporate power and authority to own, operate, license and lease its properties and carry on its business as now conducted and consummate the Transactions, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Holdings has heretofore made available to the DLJMB Buyers true and correct copies of the certificate of incorporation and bylaws or other governing documents of Holdings as currently in effect. The corporate records and minute books of Holdings, (true, correct and complete copies of which or, in the case of minutes that have not yet been finalized, drafts thereof, have heretofore been made available to the DLJMB Buyers) reflect all material actions taken and authorizations made at meetings of such companies' boards of directors, managers or other governing bodies, and any committees thereof, and at any stockholders', members' or other equity owners' meetings thereof.

        3.2   Authorization, Validity and Effect of Agreements. Holdings has the requisite corporate power and authority to execute and deliver the Transaction Agreements and to consummate the transactions contemplated thereby. The execution and delivery of the Transaction Agreements by Holdings and the consummation by Holdings of the transactions contemplated thereby have been duly and validly authorized by the Board of Directors of Holdings (the "Board of Directors"), and no other corporate proceedings on the part of Holdings will be necessary to authorize the Transaction Agreements or to consummate the transactions contemplated thereby. The Transaction Agreements have been duly and validly executed and delivered by Holdings and, assuming the Transaction Agreements each constitute a valid and binding obligation of the DLJMB Buyers, will constitute the legal, valid and binding obligations of Holdings, enforceable in accordance with their respective terms.

        3.3   Compliance with Laws. Neither Holdings nor any of its Subsidiaries is in violation of any foreign, federal, state or local law, statute, ordinance, rule, regulation, code, injunction, ordinance, convention, directive, order, judgment, ruling or decree or other legal requirement (including any arbitral award or decision) (the "Laws") of any foreign, federal, state or local judicial, legislative, executive, administrative or regulatory body or authority or any court, arbitration, board or tribunal ("Governmental Entity") applicable to Holdings or any of its Subsidiaries or any of their respective properties or assets except where such violation would not reasonably be expected to result in a Material Adverse Effect. Holdings is not being investigated with respect to, or, to the Knowledge of Holdings, threatened to be charged with or given notice of any violation of, any applicable Law except for such of the foregoing as would not reasonably be expected to result in a Material Adverse Effect.

        3.4   Capitalization. Capitalization. After giving effect to the Transactions, the authorized capital stock of Holdings shall consist solely of 50,000,000 shares of common stock, par value $0.01 per share (the "Common Stock") and 50,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"), of which 2,500,000 shares have been designated as Class A-1 Convertible Preferred, 1,400,000 shares have been designated as Class A-2 Convertible Preferred, 26,456 shares have been designated as Class A-3 Convertible Preferred, 6,2500,000 shares have been designated as Class A-4 Convertible Preferred, 1,500,000 shares have been designated as Class A-5 Convertible Preferred, 300,000 shares have been designated as Class A-6 Convertible Preferred, 2,000,000 shares have been designated as Class A-7 Convertible Preferred, 9,000,000 shares have been designated as Class A-8 Convertible Preferred, 1,000,000 shares have been designated as Class AA Convertible Preferred, 1,200,000 shares have been designated as Class AB Preferred, 300,000 shares have been designated as Class B-1 Redeemable and Convertible Preferred and 300,000 shares have been designated as Class B-2 Redeemable and Convertible Preferred. After giving effect to the Transactions, (i) 429,578 shares of Common Stock will be issued and outstanding (excluding shares held by Holdings in its treasury), (ii) 868,372 shares of Class A-1 Preferred will be outstanding, (iii) 1,156,250 shares of Class A-2 Preferred will be outstanding, (iv) 26,456 shares of Class A-3 Preferred will be outstanding, (v) 3,437,500 shares of Class A-4 Preferred will be outstanding, (vi) 995,469 shares of Class A-5 Preferred will be outstanding, (vii) 187,033 shares of Class A-6 Preferred will be outstanding, (viii) 1,767,548 shares of Class A-7 Preferred will be outstanding, (ix) 7,568,980 shares of Class A-8 Preferred will be outstanding, (x) 542,502 shares of Class AA Preferred will be outstanding, (xi) no shares of Class AB Preferred will be outstanding, (xii) 300,000 shares of Class B-1 Preferred will be outstanding, (xiii) 300,000 shares of Class B-2 Preferred will be outstanding, (xiv) other than the Class A-8 Warrants and the warrants to purchase an aggregate of 1,136,364 shares of Class AB Preferred, no warrants to purchase capital stock of Holdings will be outstanding, (xv) no shares of Class C Senior Redeemable Preferred will be outstanding, (xvi) options to purchase Common Stock as set forth in Section 3.4(b) of the Holdings Disclosure Letter will be outstanding, (xvii) no shares of Common Stock will be held by Holdings in its treasury, and (xviii) no shares of capital stock of Holdings will be held by Holdings' Subsidiaries. Holdings and its Subsidiaries have no outstanding bonds, debentures, notes or other obligations entitling the holders thereof to vote (or that are convertible into or exercisable for securities having the right to vote) with the stockholders of Holdings on any matter. All issued and outstanding shares of capital stock (A) have been duly authorized, validly issued and fully paid and (B) are nonassessable and free of preemptive rights other than those rights set forth in the Shareholders Agreement between Holdings and certain of its stockholders. Other than as set forth above, in connection with that certain Anti-Dilution Agreement, dated May 31, 2000, between Holdings and the parties set forth therein, or with respect to an obligation to issue up to a maximum of 305,707 shares of Class A-7 Preferred in connection with the Venusa Earn-Out and as set forth above, there are no other shares of capital stock or voting securities of Holdings, and no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments that obligate Holdings to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock of, or equity interests in or any security convertible into or exercisable or exchangeable for any capital stock or equity interest in, Holdings.

        Except as set forth in Section 3.4(b) of the Holdings Disclosure Letter, there are no (i) outstanding agreements or other obligations of Holdings or any of its Subsidiaries to repurchase, redeem or otherwise acquire (or cause to be repurchased, redeemed or otherwise acquired) any shares of capital stock of Holdings and there are no performance awards outstanding under any stock option plans or any other outstanding stock-related awards or (ii) voting trusts or other agreements or understandings to which Holdings or any of its Subsidiaries or, to the Knowledge of Holdings, any of Holdings' directors or executive officers is a party with respect to the voting of capital stock of Holdings or any of its Subsidiaries. Section 3.4 of the Holdings Disclosure Letter sets forth as of the date of this Agreement a complete and accurate list of all outstanding options to purchase shares of Common Stock granted pursuant to any stock option plan (true and correct copies of which have been made available by Holdings to the DLJMB Buyers), which list sets forth the name of the holders thereof and, to the extent applicable, the exercise price or purchase price thereof, the number of shares of Common Stock subject thereto, the governing stock option plan with respect thereto and the expiration date thereof.

        3.5   Subsidiaries.

          (a)   Section 3.5(a) of the Holdings Disclosure Letter lists each direct and indirect Subsidiary of Holdings together with the jurisdiction of organization of each such Subsidiary. Except for the capital stock or other ownership interests of its Subsidiaries, and except as set forth in Section 3.5(a) of the Holdings Disclosure Letter, Holdings does not own, directly or indirectly, (i) any shares of outstanding capital stock or other securities convertible into or exchangeable for capital stock of any other corporation or (ii) any equity or other participating interest in the revenues or profits of any corporation, partnership, limited liability company, joint venture or other entity, association or business enterprise and Holdings is not subject to any obligation to make any investment (in the form of a loan, capital contribution or otherwise) in any corporation, partnership, limited liability company, joint venture or other entity, association or business enterprise.

          (b)   Holdings owns, directly or indirectly through a wholly owned Subsidiary, all the outstanding shares of capital stock (or other ownership interests) of each Subsidiary of the Holdings, as set forth in Section 3.5(b) of Holdings Disclosure Letter. There are no other shares of capital stock or voting or other securities or ownership interests of any Subsidiary outstanding or reserved for issuance, and there are no outstanding options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments that obligate any Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock of, or equity interests in or any security convertible into or exercisable or exchangeable for any capital stock or equity interest in, any Subsidiary.

          (c)   There are no (i) outstanding agreements or other obligations of any Subsidiary to repurchase, redeem or otherwise acquire (or cause to be repurchased, redeemed or otherwise acquired) any shares of capital stock of such Subsidiary and there are no performance awards outstanding under any stock option or other equity plans or any other outstanding stock-related awards or (ii) voting trusts or other agreements or understandings to which any Subsidiary or, to the Knowledge of Holdings, any of Holdings or its Subsidiary's directors or executive officers is a party with respect to the voting of capital stock of any Subsidiary.

          (d)   The records and minute books of each Subsidiary, for the period during which it has been owned, directly or indirectly, by Holdings (true, correct and complete copies of which or, in the case of minutes that have not yet been finalized, drafts thereof, have heretofore been made available to the DLJMB Buyers) reflect all material actions taken and authorizations made at meetings of such companies' boards of directors, managers or other governing bodies, and any committees thereof, and at any stockholders', members' or other equity owners' meetings thereof.

          (e)   No Subsidiary is being investigated with respect to, or, to the Knowledge of Holdings, threatened to be charged with or given notice of any violation of, any applicable Law except where such violation would not reasonably be expected to result in a Material Adverse Effect.

        3.6   No Violation. Neither the execution and delivery by Holdings of the Transaction Agreements nor the consummation by Holdings of the transactions contemplated thereby does or will: (a) violate, conflict with or result in a breach of any provisions of the certificate of incorporation or bylaws (as currently in effect) of Holdings or any of its Subsidiaries; (b) violate, conflict with, result in a breach of any provision of, constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, result in the termination, cancellation or amendment or in a right of termination, cancellation or amendment of, accelerate the performance required by or benefit obtainable under, result in the triggering of any payment, penalty or other obligations pursuant to any Contract (as hereinafter defined) or Lease (as hereinafter defined); (c) result in the creation or imposition of any Encumbrance (other than Permitted Encumbrances) upon any of the properties of Holdings or its Subsidiaries, except for any such matters referenced in clauses (b) and (c) that would not reasonably be expected to result in a Material Adverse Effect; (d) result in there being declared void, voidable or without further binding effect, any of the terms, conditions or provisions of any Material Contract (as hereinafter defined), except to the extent such declaration would not reasonably be expected to result in a Material Adverse Effect; (e) require any consent, approval, action, order, notification or authorization of, license, permit or waiver by or declaration, filing or registration (collectively, "Consents") with any Governmental Entity, including any such Consent under the Laws of any foreign jurisdiction, other than (i) the filing required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and any other applicable Law governing antitrust or competition matters, and any Consents required or permitted to be obtained pursuant to the Laws of any foreign jurisdiction relating to antitrust matters or competition ("Foreign Antitrust Laws") (collectively, "Other Antitrust Filings and Consents," and, together with the other filings described in this clause, "Regulatory Filings") and (ii) those Consents which if not obtained would not reasonably be expected to result in a Material Adverse Effect or (f) violate any Laws applicable to Holdings or any of its Subsidiaries or any of their respective assets or properties except where such violations would not reasonably be expected to result in a Material Adverse Effect.

        3.7   Valid Offering. Assuming the accuracy of the representations and warranties of the DLJMB Buyers set forth in Article IV, the offer, sale, and issuance of the Class A-8 Securities will be exempt from the registration requirements of the Securities Act and will have been registered or qualified (or are exempt from registration and qualification) under the registration or qualification requirements of all applicable state securities Laws. Neither Holdings nor any person acting on its behalf has taken or will take any action that would reasonably be expected to cause the loss of any such exemption. Assuming the accuracy of the representations and warranties of the DLJMB Buyers set forth in Article IV, the offer, sale and issuance of the Class A-8 Securities as contemplated hereby will comply with all applicable federal and state Laws. At the Closing, (i) the Shares will be duly authorized, validly issued, fully paid and nonassessable, and free and clear of all Encumbrances and (ii) the shares of Class A-8 Stock underlying the Class A-8 Warrants will be duly reserved for issuance and, when issued upon an automatic exercise of such Class A-8 Warrants, will be duly authorized, validly issued, fully paid and nonassessable, free and clear of all Encumbrances.

        3.8   Financial Statements. Set forth in Section 3.8 of the Holdings Disclosure Schedule is a true and complete copy of (i) the audited consolidated balance sheet of Holdings and its Subsidiaries as at and for the fiscal years ended December 2003, 2002 and 2001 and the related consolidated statements of income, cash flows, and stockholders' equity for the periods then ended, (ii) the unaudited consolidated balance sheet of Parent and its Subsidiaries as at and for the three month periods ended March 31, 2004 and the related consolidated statements of income, cash flows and stockholder equity for the three month period then ended and (iii) the unaudited monthly statements of Holdings for the periods ending on April 30, 2004 and May 31, 2004, in each case together with the notes thereto (clauses (i) through (iii) above collectively, the "Financial Statements"). The Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles consistently applied ("GAAP") and fairly present the consolidated financial condition, assets and liabilities, results of operations, cash flows, and changes in stockholders' equity of Holdings and its Subsidiaries on a consolidated basis as of the dates, and for the periods, indicated therein.

        3.9   Absence of Certain Changes. Since December 31, 2003, except with respect to the Transactions or as set forth in Section 3.9 of the Holdings Disclosure Letter, Holdings and its Subsidiaries have conducted their business in the ordinary course consistent with past practices and there have not been (a) any events, changes, effects, developments or states of fact that would reasonably be expected to have or constitute a Material Adverse Effect; (b) any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of Holdings; (c) any issuance by Holdings of, or agreement or commitment of Holdings to issue, any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock; (d) any repurchase, redemption or any other acquisition by Holdings or its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, Holdings or its Subsidiaries; (e) any material change in accounting principles, practices or methods, except as required by GAAP; (f) any entry into any employment agreement with, or any material increase in the rate or terms (including, without limitation, any acceleration of the right to receive payment) of compensation payable or to become payable by Holdings or any of its Subsidiaries to, their respective directors or officers, except for increases occurring in the ordinary course of business in accordance with their customary practices consistent with past practices and employment agreements entered into in the ordinary course of business; (g) any material increase in the rate or terms (including, without limitation, any acceleration of the right to receive payment) of any bonus, insurance, pension or other employee benefit plan or arrangement covering any such directors, officers or employees, except increases occurring in the ordinary course of business in accordance with Holdings' customary practices; and (h) any revaluation by Holdings or any of its Subsidiaries of any material amount of their assets, taken as a whole, including, without limitation, write-downs of inventory or write-offs of accounts receivable other than in the ordinary course of business consistent with past practices or as required by GAAP.

        3.10 Taxes. Except as set forth in Section 3.10 of the Holdings Disclosure Letter, (a) all U.S. Federal Tax Returns and all other material Tax Returns (collectively, the "Company Returns") required to be filed with any taxing authority by Holdings or any of its Subsidiaries have been timely filed in accordance in all material respects with all applicable Laws; (b) Holdings and each of its Subsidiaries have timely paid all Taxes due and payable, and the Company Returns are true, correct and complete in all material respects; (c) Holdings and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party; (d) there is no action, suit, proceeding, audit or claim pending against Holdings or any of its Subsidiaries in respect of any Taxes, nor has any such action, suit, proceeding, audit or claim been threatened in writing; (e) neither Holdings nor any of its Subsidiaries is a party to or bound by any Tax sharing or allocation agreement or similar contract or assignment or any agreement that obligates any of them to make any payment computed by references to the Taxes, taxable income or taxable losses of any other Person; (f) there are no liens with respect to Taxes (other than Taxes not yet due and payable) on any of the assets or properties of Holdings or any of its Subsidiaries; (g) neither Holdings nor any of its Subsidiaries (1) is, or has been, a member of an affiliated, consolidated, combined or unitary group, other than one of which Holdings was the common parent or (2) has any liability for the Taxes of any Person (other than Holdings and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor, by contract or otherwise; (h) neither Holdings nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period ended after the Closing Date (a "Post-Closing Tax Period") as a result of any (A) change in accounting method for any taxable period (or portion thereof) ending on or prior to Closing Date (a "Pre-Closing Tax Period") under Section 481of the Code (or any analogous or comparable provision of U.S. state or local or non-U.S. Tax law), (B) written agreement with a Tax authority with regard to the Tax liability of Holdings or any of its Subsidiaries for any Pre-Closing Tax Period, (C) deferred intercompany gain described in U.S. Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Income Tax law) arising from any transaction that occurred prior to the Closing Date or prior to the Closing on the Closing Date, (D) installment sale or open transaction disposition made prior to the Closing Date or prior to the Closing on the Closing Date, or (E) prepaid amount received on or prior to the Closing Date; (i) no waivers of statutes of limitation with respect to any Company Returns have been given by Holdings or any of its Subsidiaries; (j) all deficiencies asserted or assessments made as a result of any examinations of Holdings or any of its Subsidiaries have been fully paid; (k) none of Holdings or any of its Subsidiaries has received written notice from any Governmental Entity in a jurisdiction in which such entity does not file a Tax return stating that such entity is or may be subject to taxation by that jurisdiction; (l) none of the assets of Holdings or any of its Subsidiaries is property required to be treated as being owned by any other Person pursuant to the "safe harbor lease" provisions of former Section 168(f)(8) of the Code; (m) neither Holdings nor any predecessors of Holdings by merger or consolidation has within the past three years been a party to a transaction intended to qualify under Section 355 of the Code or under so much of Section 356 of the Code as relates to Section 355 of the Code; (n) Holdings is not and has not been a United States real property holding corporation, within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (o) Holdings has not made any payments, is not obligated to make any payments, and is not a party to any agreement or other arrangement that could obligate it to make any payments that would not be deductible under Section 280G of the Code; (p) Holdings has not made an election or filed a consent under Section 341(f) of the Code or otherwise agreed to have Section 341(f) apply to the disposition of any asset of Holdings; (q) neither Holdings nor any of its Subsidiaries is a party to any joint venture, partnership or other written arrangement or contract which could be treated as a partnership for U.S. federal income tax purposes for any period for which the statute of limitations for any Tax on the income therefrom has not expired; (r) Holdings' net operating loss carryforwards for federal tax income purposes (i) from the taxable year ended December 31, 2003 are not expected to be less than $29.3 million; (s) the unpaid Taxes of Holdings (A) did not, as of December 31, 2003, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes, established to reflect timing differences between book and Tax income) set forth on the face of the 2003 Balance Sheet (rather than in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Holdings in filing its Tax returns; and (t) the joint elections made pursuant to Section 338(h)(10) of the Code in connection with the acquisitions of Noble-Met Ltd. and UTI Corporation were, in each case, validly made and timely filed with the Internal Revenue Service. The term "Tax" or "Taxes" means all United States federal, state, local or foreign income, profits, estimated gross receipts, windfall profits, environmental (including taxes under Section 59A of the Code), severance, property, intangible property, occupation, production, sales, use, license, excise, emergency excise, franchise, escheat, capital gains, capital stock, employment, withholding, social security (or similar), disability, transfer, registration, stamp, payroll, goods and services, value added, alternative or add-on minimum tax, estimated, or any other tax, custom, duty or governmental fee, or other like assessment or charge of any kind whatsoever, together with any interest, penalties, fines, related liabilities or additions to taxes that may become payable in respect therefor imposed by any Governmental Entity, whether disputed or not.

        3.11 Employee Benefits.

          (a)   Except as set forth in Section 3.11(a) of Holdings Disclosure Letter, neither Holdings nor any ERISA Affiliate (as defined below) maintains, administers, sponsors or otherwise has any liability with respect to (i) any "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (ii) any material employment, severance or similar contract, plan, arrangement or policy or (iii) any other material plan or arrangement (written or oral) whether or not subject to ERISA (including any funding mechanism therefore now in effect or required) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive, equity, equity-based or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, workers' compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits), which, without limiting any other limitation hereof, in each case specified in subsection (i), (ii), or (iii), covers any employee or former employee or director of Holdings or any of its Subsidiaries. Holdings has delivered or made available to the DLJMB Buyers (i) current, accurate and complete copies (or to the extent no such copy exists, an accurate description of the material features) of each stock option plan, each Company Employee Plan (as defined below) and, if applicable, each related trust agreement and insurance contract, (ii) all amendments thereto, (iii) the three most recently prepared IRS Form 5500 Annual Return/Reports and attached schedules, (iv) if applicable, the most recent audited financial statements and (v) the current summary plan description and subsequent summaries of material modifications for each Company Employee Plan, to the extent applicable. The plans required to be listed on Section 3.11(a) of the Holdings Disclosure Letter are referred to collectively herein as the "Company Employee Plans." An "ERISA Affiliate" means any Person which would be treated as a single employer with Holdings or any of its Subsidiaries under Section 414 of the Code.

          (b)   Except as set forth in Section 3.11(b) of the Holdings Disclosure Letter, no Company Employee Plan is a defined benefit plan (as defined in ERISA Section 3(35)) or a multiemployer plan (as defined in ERISA Section 3(37)). In the preceding six years, none of Holdings, its Subsidiaries nor its ERISA Affiliates has sponsored or participated in a multiemployer plan.

          (c)   Section 3.11(c) of the Holdings Disclosure Letter lists each material employee benefit plan, agreement or arrangement maintained by Holdings and its Subsidiaries substantially for the benefits of employees of Holdings and its Subsidiaries located outside the United States (each a "Non-U.S. Benefit Plan"). Holdings has made available to the DLJMB Buyers correct and complete copies of, if applicable (a) each Non-U.S. Benefit Plan (or in the case of any such Non-U.S. Benefit Plan that is unwritten, descriptions thereof), (b) the most recent annual reports, if any, required to be filed with the applicable foreign body as required under applicable foreign law with respect to each Non-U.S. Benefit Plan and (c) the most recent actuarial report for each Non-U.S. Benefit Plan. Each Non-U.S. Benefit Plan has been administrered in accordance with its terms and is in compliance in all material respects with applicable foreign laws. No material liability exists or reasonably could be expected to be imposed upon Holdings or any Subsidiary with respect to such Non-U.S. Benefit Plan.

          (d)   (i) Neither Holdings nor any of its Subsidiaries has incurred material liability under Title IV of ERISA that has not been satisfied in full, and to the Knowledge of Holdings and its Subsidiaries, no facts exist that could reasonably be expect to give rise to such material liability thereunder, (ii) no Liens exist that could reasonably be expected to be imposed under Section 412 of the Internal Revenue Code or ERISA with respect to any Company Employee Plan subject to Title IV of ERISA, and (iii) all premiums (and interest charges and penalites for late payment, applicable) due to the PBGC with respect to any Company Employee Plan subject to Title IV of ERISA, have been paid when due.

          (e)   Except as disclosed in Section 3.11(e) of the Holdings Disclosure Letter as of the date hereof, no accumulated funding deficiences (as defined in ERISA) exist with respect to any of the Company Employee Plans.

          (f)    Except as set forth in Section 3.11(f) of the Holdings Disclosure Letter, in the preceding six years, there has been no reportable event (as defined in Section 4043(c) of ERISA) with respect to any Company Employee Plan subject to Title IV of ERISA for which the 30 day notice requirement of 4043(a) of ERISA has not been waived by Pension Benefit Guaranty Corporation ("PBGC") regulation and, to the Knowledge of Holdings, no facts exist that could reasonably be expected to give rise to such event.

          (g)   Except as set forth in Section 3.11(g) of the Holdings Disclosure Letter, no Company Employee Plan is (i) an employee stock ownership plan (as defined in Code Section 4975(e)(7)) or otherwise invests in employer securities (as defined in Code Section 409(l)), (ii) a qualified foreign plan (as defined in Code Section 404A(e)), or (iii) a voluntary employees' beneficiary association (as defined in Code Section 501(c)(9)).

          (h)   Each Company Employee Plan which is intended to be qualified under Section 401(a) of the Code is so qualified and each trust forming a part thereof is exempt from Tax pursuant to Section 501(a) of the Code and, to the Knowledge of Holdings, nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification. Holdings has furnished to the DLJMB Buyers a copy of the most recent Internal Revenue Service determination letter, if any, with respect to each Company Employee Plan which is intended to be qualified under Section 401(a) of the Code.

          (i)    Each Company Employee Plan has been maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Company Employee Plan. To the Knowledge of Holdings, nothing has been done or omitted to be done and no transaction or holding of any asset under or in connection with any Company Employee Plan has occurred that will make Holdings or any of its Subsidiaries, or any officer or director of Holdings or any Subsidiaries, subject to any material liability under Part 4 of Title I of ERISA or liable for any Tax pursuant to Section 4975 of the Code (assuming the taxable period of any such transaction expired as of the date hereof).

          (j)    Holdings has made all contributions and other payments required and due under the terms of each Company Employee Plan prior to the date hereof, and there has been no amendment to or change in employee participation or coverage under any Company Employee Plan which would materially increase the expense of maintaining such Company Employee Plan above the level of the expense incurred in respect thereof for the fiscal year ended June 30, 2003.

          (k)   No amount required to be paid or payable to or with respect to any employee or other service provider of Holdings (other than with respect to a Target plan or arrangement) in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an excess parachute payment (as defined by Code Section 280G). Section 3.11(k) of the Holdings Disclosure Letter sets forth (i) the name of each such employee or other service provider, (ii) any payments that may be classified as parachute payments, (iii) the agreements pursuant to which such payments may be made and (iv) the amount of any tax gross-up payment to which each such employee or other service provider is entitled with respect to any portion of any excise tax under Code Section 4999 and other similar state laws.

          (l)    Except as set forth in Section 3.11(l) of the Holdings Disclosure Letter, neither Holdings nor any of its Subsidiaries has any obligations to provide retiree health and life insurance or other retiree death benefits under any Company Employee Plan which is a welfare plan as defined in Section 3(1) of ERISA, other than benefits mandated by Section 4980B of the Code or under applicable Law.

          (m)  (i) To the Knowledge of Holdings, no Company Employee Plan is under audit or is the subject of an audit or investigation by the Internal Revenue Service, the Department of Labor, the PBGC, or any other Governmental Entity, nor is any such audit or investigation pending and (ii) with respect to any Company Employee Plan and except as would not result in a Material Adverse Restriction, (A) no actions, suits, termination proceedings or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of Holdings, threatened and (B) no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims.

          (n)   Except as set forth in Section 3.11(n) of the Holdings Disclosure Letter, neither the execution of the Merger Agreement and the Transaction Agreements by Holdings nor the consummation of the transactions contemplated thereby will result in the acceleration or creation of any rights of any officer, director or employee of Holdings under any Company Employee Plan or under any agreement (including the acceleration of the vesting or exercisability of any options, the acceleration of the vesting of any restricted stock, the acceleration of any payment under any phantom stock plan, the acceleration of the accrual or vesting of any benefits under any plan or the acceleration or creation of any rights under any bonus, severance, parachute or change in control agreement).

        3.12 Brokers. Holdings has not retained, authorized to act on behalf of Holdings or any of its Subsidiaries or entered into any contract, arrangement or understanding with any person or firm that may result in the obligation of Holdings or any of its Subsidiaries to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the DLJMB Investment other than the fees paid or payable to KRG and the DLJMB Buyers or their respective designees.

        3.13 Licenses and Permits. Holdings and its Subsidiaries maintain in full force and effect and are in compliance with all material licenses, permits, certificates, approvals, consents, easements, variances, exemptions and authorizations (collectively, "Permits") with and under all Laws, and from all Governmental Entities, required to conduct their respective businesses as presently conducted, except where failure to so comply would not reasonably be expected to result in a Material Adverse Effect, and no Permit is subject to any outstanding order, decree, judgment or stipulation that would be likely to affect such Permit, where the effect of the foregoing would not reasonably be expected to result in a Material Adverse Effect.

        3.14 Environmental Compliance and Disclosure. Except as set forth in Section 3.14 of the Holdings Disclosure Letter under the appropriately captioned corresponding clause contained herein and except as would not reasonably be expected to result in a Material Adverse Effect, (a) Holdings and each Subsidiary have complied and are in compliance with, and the Real Property and the Owned Real Property (each as hereinafter defined are collectively referred to as the "Property") and all improvements thereon are in compliance with, all Environmental Laws (as hereinafter defined), (b) (i) neither Holdings nor any Subsidiary has any liability under any Environmental Law, nor is Holdings or any Subsidiary responsible for any such liability of any other person under any Environmental Law, whether by contract, by operation of law or otherwise, and (ii) there are no facts, circumstances, Releases (as hereinafter defined), or conditions existing, initiated or occurring prior to the Closing Date, which have or will result in liability to Holdings or any Subsidiary under Environmental Law, (c) there are no pending or, to the Knowledge of Holdings, threatened Environmental Claims (as hereinafter defined), and neither Holdings nor any Subsidiary has received any written notice of any Environmental Claim from any Person, (d) (i) Holdings and each Subsidiary maintains in full force and effect all Environmental Permits (as hereinafter defined) necessary to operate the business or assets of Holdings or any Subsidiary as currently operated, a true and complete list of which is set forth in Section 3.14(d) of the Holdings Disclosure Letter, (ii) Holdings and each Subsidiary has timely filed applications for all Environmental Permits, and (iii) none of such Environmental Permits require consent, notification, or other action to remain in full force and effect following consummation of the transactions contemplated hereby, (e) (i) the Property contains no underground improvements (e.g., tanks) used currently or in the past for the management of Hazardous Materials, and no portion of the Property is or has been used as a dump or landfill or consists of or contains filled in land or wetlands, (ii) with respect to any real property formerly owned, operated, or leased by Holdings or any Subsidiary, during the period of such ownership, operation or tenancy, no portion of such property was used as a dump or landfill, and Holdings has no Knowledge of any such use at any time prior to its ownership, operation, or tenancy of such real property, and (iii) neither PCBs (as hereinafter defined), "toxic mold," nor asbestos-containing materials are present on or in the Property or the improvements thereon, (f) Holdings has furnished to the DLJMB Buyers accurate and complete copies of all environmental assessments, reports, audits and other documents in its possession or under its control that relate to the Property, compliance with Environmental Laws, or any other real property that Holdings or any Subsidiary formerly owned, operated, or leased; (g) (i) no Property, and no property to which Hazardous Materials (as hereinafter defined) originating on or from such properties or the businesses or assets of Holdings or any Subsidiary has been sent for treatment or disposal, is listed or proposed to be listed on the National Priorities List or CERCLIS or on any other governmental database or list of properties that may or do require Remediation (as hereinafter defined) under Environmental Laws and (ii) neither Holdings nor any Subsidiary has arranged, by contract, agreement, or otherwise, for the transportation, disposal or treatment of Hazardous Materials at any location such that it is or will be liable for Remediation of such location pursuant to Environmental Laws.

        In this Section 3.14: (a) "Claims" means all demands, claims, actions or causes of action, assessments, complaints, directives, citations, information requests issued by government authority, legal proceedings, orders, written notices of potential responsibility, losses, damages (including, without limitation, diminution in value), liabilities, sanctions, costs and expenses, including interest, penalties and attorneys' and experts' fees and disbursements; (b) "Environmental Claims" means all Claims pursuant to Environmental Laws, including those based on, arising out of or otherwise relating to (i) the Remediation, Release of, or exposure to, Hazardous Materials, (ii) the off-site Release, treatment, transportation, storage or disposal of Hazardous Materials originating from Holdings or a Subsidiary's assets or business, and (iii) any violations of Environmental Laws by Holdings or any Subsidiary; (c) "Environmental Laws" means any Laws (including the Comprehensive Environmental Response, Compensation, and Liability Act) relating to the Remediation, generation, production, installation, use, storage, treatment, transportation, Release, threatened Release, or disposal of Hazardous Materials, or noise control, or the protection of human health, safety, natural resources, animal health or welfare, or the environment; (d) "Environmental Permits" means any permits, licenses, certificates and approvals required under any Environmental Law; (e) "Hazardous Materials" means any wastes, substances, radiation, or materials (whether solids, liquids or gases) (i) which are hazardous, toxic, infectious, explosive, radioactive, carcinogenic, or mutagenic, (ii) which are or become defined as "pollutants," "contaminants," "hazardous materials," "hazardous wastes," "hazardous substances," "toxic substances," "radioactive materials," "solid wastes," or other similar designations in, or otherwise subject to regulation under, any Environmental Laws, (iii) the presence of which on the Property causes a nuisance pursuant to Laws upon the Property or to adjacent properties, (iv) which contain, without limitation, polychlorinated biphenyls ("PCBs"), mold, methyl-tertiary butyl ether (MTBE), asbestos or asbestos-containing materials, lead-based paints, urea-formaldehyde foam insulation, or petroleum or petroleum products (including, without limitation, crude oil or any fraction thereof), or (v) which pose a hazard to human health, safety, natural resources, employees, or the environment; (f) "Release" means any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems; and (g) "Remediation" means any legally required investigation, clean-up, removal action, remedial action, restoration, repair, response action, corrective action, monitoring, sampling and analysis, installation, reclamation, closure, or post-closure in connection with the threatened or actual Release of Hazardous Materials.

        3.15 Labor and Employment Matters.

          (a)   Except as disclosed in Section 3.15(a) of the Company Disclosure Letter, neither Holdings nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or other Contract or understanding with a labor union or labor organization or written work rules or written practices agreed to with any labor organization or employee association applicable to employees of Holdings or any of its Subsidiaries. Except as disclosed in Section 3.15(a) of the Holdings Disclosure Letter, there is no (i) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of Holdings, threatened against Holdings or any of its Subsidiaries relating to their respective businesses, (ii) to the Knowledge of Holdings, activity or proceeding by a labor union or representative thereof to organize any employees of Holdings or any of its Subsidiaries or (iii) lockout, strike, slowdown, work stoppage or, to the Knowledge of Holdings, threat thereof by or with respect to any such employees.

          (b)   To the Knowledge of Holdings, (i) Holdings and its Subsidiaries are, and have at all times been, in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, (ii) no charges with respect to or relating to Holdings or its Subsidiaries are pending before the Equal Employment Opportunity Commission or any other corresponding state agency, except for such charges as would not reasonably be expected to result in a Material Adverse Effect, and Holdings and its Subsidiaries have at all times been in material compliance with all federal and state Laws and regulations prohibiting discrimination in the workplace including, without limitation, Laws and regulations that prohibit discrimination and/or harassment on account of race, national origin, religion, gender, disability, age, workers compensation status or otherwise, except where the failure to be in such compliance would not reasonably be expected to result in a Material Adverse Effect, (iii) no federal, state, local or foreign agency responsible for the enforcement of labor or employment Laws has notified Holdings that it intends to conduct an investigation with respect to or relating to Holdings and its Subsidiaries and no such investigation is in progress, except where such investigations would not reasonably be expected to result in a Material Adverse Effect, and (iv) except as would not reasonably be expected to result in a Material Adverse Effect, there are no lawsuits, complaints, controversies or other proceedings pending or, to the Knowledge of Holdings, any applicant for employment or classes of the foregoing alleging breach of any expense or implied contract or employment, any Law or regulation governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

          (c)   As of the date hereof, within the last three years, Holdings and its Subsidiaries have not effectuated (i) a "plant closing" (as defined in The Worker Adjustment and Retraining Notification Act "WARN Act") affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Holdings or any of its Subsidiaries, or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of Holdings or any of its Subsidiaries; nor has Holdings or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law.

        3.16 Intellectual Property. Holdings and each of its Subsidiaries owns or has the right pursuant to a valid license to use all Intellectual Property (as defined below) that is material to the conduct of the business of Holdings and its Subsidiaries as now conducted without any conflict with the rights of others except where such conflict would not reasonably be expected to result in a Material Adverse Effect. Except as set forth on Section 3.16 of the Holdings Disclosure Letter, to the Knowledge of Holdings, neither Holdings nor any of its Subsidiaries has interfered with, infringed upon, or misappropriated in any material respect any Intellectual Property rights of any entity or person and (b) neither Holdings nor any of its Subsidiaries has received from any entity or person in the past two years any written notice, charge, complaint, claim, or assertion thereof. To the Knowledge of Holdings, no entity or person has interfered with, infringed upon, or misappropriated any Intellectual Property rights of Holdings or its Subsidiaries. Holdings and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to protect their respective rights in confidential information and Intellectual Property. "Intellectual Property" means trademarks and service marks (whether registered or unregistered), trade names and designs, together with all goodwill related to the foregoing; patents (including any continuations, continuations in part, divisions, reissues, re-examinations, renewals and applications for any of the foregoing); copyrights (including any registrations and applications therefor and whether registered or unregistered); internet domain names; computer software; databases; works of authorship; mask works; technology; trade secrets and other confidential information; know-how; proprietary processes; formulae; algorithms; models; user interfaces; customer lists; inventions; discoveries; concepts; ideas; techniques; methods; source codes; object codes; methodologies; and, in respect of all of the foregoing, related confidential data or information.

        3.17 Material Contracts.

          (a)   Section 3.17 of the Holdings Disclosure Letter sets forth a complete and accurate list of all notes, bonds, mortgages, indentures, deeds of trust, licenses, leases, agreements, contracts, commitments, arrangements, Permits, concessions, franchises, limited liability or partnership agreements or other instruments to which Holdings or any of its Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or restricted ("Contracts") (other than Leases set forth in Section 3.21 of the Holdings Disclosure Letter) of the following categories (collectively, and together with the Leases set forth in Section 3.21 of the Holdings Disclosure Letter, the "Material Contracts" and each a "Material Contract"):

            (i)    all Contracts requiring annual expenditures by or liabilities of any party thereto in excess of $1.0 million that have a remaining term in excess of 90 days or are not cancelable (without material penalty, cost or other liability) within 90 days;

            (ii)   all material broker, distributor, dealer, manufacturer's representative, franchise, agency, sales promotion, market research, marketing consulting and advertising contracts and agreements to which Holdings or any Subsidiary of Holdings is a party;

            (iii)  all Contracts and agreements relating to (a) any indebtedness, notes payable (including notes payable in connection with acquisitions), accrued interest payable or other obligations for borrowed money, whether current, short-term, or long-term, secured or unsecured, of Holdings or any of its Subsidiaries, (b) any purchase money indebtedness or earn-out or similar obligation in respect of purchases of property or assets by Holdings or any of its Subsidiaries, (c) any lease obligations of Holdings or any of its Subsidiaries under leases which are capital leases in accordance with GAAP, (d) any financing of Holdings or any of its Subsidiaries effected through "special purpose entities" or synthetic leases or project financing, (e) any obligations of Holdings or any of its Subsidiaries in respect of banker's acceptances or letters of credit (other than stand-by letters of credit in support of ordinary course trade payables) or (f) any liability of Holdings or any of its Subsidiaries with respect to interest rate swaps, collars, caps and similar hedging obligations or any Liens upon any material properties or assets of Holdings or any Subsidiary of Holdings as security for such Indebtedness (provided, however, in the case of (a), (b) and (c) above, solely where such agreement represents indebtedness of Holdings or any of its Subsidiaries in excess of $1.0 million);

            (iv)  all Contracts and agreements that (a) limit the ability of Holdings and/or any Subsidiary or affiliate of, or successor to, Holdings, or, to the Knowledge of Holdings, Ron Sparks, Stewart Fisher, Jeffrey Farina, Gary Curtis or Thomas Lemker, to compete in any line of business or with any Person or in any geographic area or during any period of time, (b) require Holdings and/or any Subsidiary or affiliate of, or successor to, Holdings to use any supplier or third party for all or substantially all of its material requirements or needs, (c) limit or purport to limit the ability of Holdings and/or any Subsidiary or affiliate of, or successor to, Holdings to solicit any customers or clients of the other parties thereto, or (d) require Holdings and/or any Subsidiary or affiliate of, or successor to, Holdings to provide to the other parties thereto "most favored nations" pricing;

            (v)   all Contracts and agreements entered into by Holdings or any of its Subsidiaries and any other party providing for the acquisition by Holdings or such Subsidiary (including by merger, consolidation, acquisition of stock or assets or any other business combination) of any corporation, partnership, other business organization or division thereof or any material amount of assets of such other party, in each case, identifying the maximum amounts, if any, that are still payable or potentially payable to any other party under such contracts and agreements pursuant to any post-closing adjustment to the purchase price (including under any "earn-out" or other similar provision);

            (vi)  all other Contracts, agreements, commitments, leases, licenses, instruments and/or obligations, whether or not made in the ordinary course of business, which are material to Holdings or any of its Subsidiaries or the conduct of their respective businesses;

            (vii) joint venture, alliance or partnership agreements or joint development or similar agreements with any Third Party under which Holdings has or may in the future have an obligation to invest or pay in excess of $1.0 million pursuant to the terms of any such agreement;

            (viii)     all licenses, sublicenses, consents, royalty and other agreements concerning Proprietary Rights or related rights which Proprietary Rights or related rights, as applicable, are material to the conduct of the business of Holdings or any of its Subsidiaries;

            (ix)  all employment, severance or termination contracts with current or former officers or directors of Holdings or any of its Subsidiaries, including, without limitation, change-in-control agreements;

            (x)   all Contracts pending for the acquisition or sale, directly or indirectly (by merger or otherwise), of assets (whether tangible or intangible) in excess of $1.0 million in market or book value with respect to any contract or the capital stock of another Person, in each case in an amount in excess of $1.0 million; or

            (xi)  as of the date hereof, any other Contract the performance of which could be reasonably expected to require annual expenditures in any calendar year by Holdings or any of its Subsidiaries in excess of $250,000.

          (b)   True and complete copies of the written Material Contracts and descriptions of verbal Material Contracts, if any, together with all amendments, waivers and other changes thereto, have been delivered or made available to the DLJMB Buyers. As of the date hereof, each of the Material Contracts is a valid and binding obligation of Holdings and/or one or more of its Subsidiaries and, to the Knowledge of Holdings, the other parties thereto, enforceable against the other parties thereto in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization, arrangement or similar Laws affecting creditors' rights generally and by general principles of equity.

          (c)   Neither Holdings nor any of its Subsidiaries is, or has received any notice that any other party is, in breach, default or violation (each a "Default") (and no event has occurred or not occurred through Holdings' inaction or, to the Knowledge of Holdings, through the action or inaction of any third parties, which with notice or the lapse of time or both would constitute a Default) of any term, condition or provision of any Material Contract to which Holdings or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound, except for Defaults that would not reasonably be expected to have a Material Adverse Effect.

          (d)   Since December 31, 2003 (i) no material supplier or customer of Holdings or any of its Subsidiaries has cancelled or otherwise terminated its relationship with Holdings or any of its Subsidiaries, (ii) to the Knowledge of Holdings, no supplier or customer of Holdings or any of its Subsidiaries has provided notice to Holdings or any of its Subsidiaries of its intent either to terminate its relationship with Holdings or any of its Subsidiaries or to cancel or amend any material agreement with Holdings or any of its Subsidiaries, (iii) to the Knowledge of Holdings, none of the suppliers of Holdings or any of its Subsidiaries is unable to continue to supply the products or services supplied to Holdings or any of its Subsidiaries by such supplier and (iv) except as set forth in Section 3.17 of the Holdings Disclosure Letter, Holdings and its Subsidiaries have no direct or indirect ownership interest in any supplier or customer of Holdings or any of its Subsidiaries that is material to Holdings and its Subsidiaries taken as a whole.

          (e)   Holdings has delivered to the DLJMB Buyers all material correspondence that Holdings, any of its Subsidiaries, or any of their respective employees has had with Boston Scientific concerning its decision whether to elect to renew, terminate or renegotiate prior to the end of the term, any of the material terms of its contract with Venusa. To the Knowledge of Holdings, Boston Scientific has neither finalized negotiations, determined not to renew such contract nor agreed to any material change or modification to the terms of such contract.

        3.18 Undisclosed Liabilities. Since December 31, 2003, except for (a) items disclosed in Section 3.18 of the Holdings Disclosure Letter, (b) liabilities reflected in the audited Financial Statements for the fiscal year ended December 2003 previously provided to the DLJMB Buyers and (c) liabilities and obligations incurred in the ordinary course of business consistent with past practice, which, individually or in the aggregate, would not be material to Holdings and its Subsidiaries, taken as a whole, Holdings and its Subsidiaries have not incurred any liabilities of any kind (whether accrued, absolute, contingent or otherwise).

        3.19 Litigation. All of the material actions, suits, claims, investigations, arbitrations or proceedings pending or, to the Knowledge of Holdings, threatened, as of the date hereof, against Holdings or any of its Subsidiaries or any of their respective assets or properties before any arbitrator or Governmental Entity are set forth in Section 3.19 of the Holdings Disclosure Letter. There is no action, suit, claim, investigation, arbitration or proceeding pending or, to the Knowledge of Holdings, threatened against Holdings or any of its Subsidiaries or any of their respective assets or properties before any arbitrator or Governmental Entity that would be reasonably expected to result in a Material Adverse Effect, and to the Knowledge of Holdings, there is no basis for any such action, suit, claim, investigation, arbitration or proceeding. None of Holdings, any of its Subsidiaries or any officer, director or employee of Holdings or any of its Subsidiaries has been permanently or temporarily enjoined by any order, judgment or decree of any court or any other Governmental Entity from engaging in or continuing any conduct or practice in connection with the business or assets of Holdings or any of its Subsidiaries nor, to the Knowledge of Holdings, is Holdings, any of its Subsidiaries or any executive officer or director of Holdings or any of its Subsidiaries under investigation by any Governmental Entity related to the conduct of Holdings' or any of its Subsidiaries' business. To the Knowledge of Holdings, there is not in existence any order, judgment or decree of any court or other tribunal or other agency that is applicable to Holdings or any of its Subsidiaries enjoining or requiring Holdings or any of its Subsidiaries to take any action of any kind with respect to its business, properties or assets.

        3.20 Insurance. Each of Holdings and its Subsidiaries maintains insurance coverage (the "Insurance Policies") with insurance companies or associations in such amounts, on such terms and covering such risks, including fire and other risks insured against by extended coverage, as is reasonably prudent, and have public liability insurance, insurance against claims for personal injury or death or property damage occurring in connection with any activities of Holdings or any of its Subsidiaries or any properties owned, occupied or controlled by Holdings or any of its Subsidiaries, in such amount as is reasonably prudent. Each Insurance Policy is in full force and effect and is valid, outstanding and enforceable, and all premiums due thereon have been paid in full, in each case without any exception other than those that would not be reasonably expected to have a Material Adverse Effect. None of the Insurance Policies will terminate or lapse (or be affected in any other materially adverse manner) by reason of the transactions contemplated by this Agreement, in each case without any exception other than those that would not be reasonably expected to have a Material Adverse Effect. Each of Holdings and its Subsidiaries has complied in all material respects with the provisions of each Insurance Policy under which it is the insured party. No insurer under any Insurance Policy has canceled or generally disclaimed liability under any such policy or, to the Knowledge of Holdings, indicated any intent to do so or not to renew any such policy, in each case without any exception other than those that would not be reasonably expected to have a Material Adverse Effect. All material claims under the Insurance Policies have been filed in a timely fashion. To the Knowledge of Holdings, since Holdings' formation, there have been no historical gaps in insurance coverage of Holdings or its Subsidiaries that presents a material risk to coverage under the Insurance Policies.

        3.21 Real Estate.

          (a)   Section 3.21(a) of the Holdings Disclosure Letter sets forth a true, correct and complete list of all real property owned by Holdings as of the date hereof (collectively, the "Owned Real Property"). Except as set forth on Section 3.21(a) of the Holdings Disclosure Letter, with respect to each such parcel of Owned Real Property, except for Permitted Encumbrances, (i) such parcel is free and clear of all Encumbrances except for any Encumbrances that would not be material to such parcel of Owned Real Property; (ii) there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any Person the right of use or occupancy of any portion of such parcel; and (iii) there are no outstanding rights of first refusal or options to purchase such parcel.

          (b)   Section 3.21(b) of the Holdings Disclosure Letter sets forth a true, correct and complete list of all Leases (as defined below). Except as would not have a Material Adverse Effect: (i) all of the leases, licenses, tenancies, subleases and all other occupancy agreements in which Holdings or any of its Subsidiaries is a tenant, subtenant, landlord or sublandlord ("Leases") (the leased and subleased space or parcel of real property thereunder being, collectively, the "Real Property") are in full force and effect and (ii) neither Holdings (or any of its Subsidiaries), nor to the Knowledge of Holdings, any other party to any such Lease, is in default under the Leases, and no event has occurred which, with notice or lapse of time, would constitute a default by Holdings (or any of its Subsidiaries) under the Leases. Neither Holdings nor any Subsidiary has assigned, mortgaged, deeded in trust or otherwise transferred or encumbered the Leases.

        3.22 Affiliate Transactions. Except as set forth in Section 3.22 of the Holdings Disclosure Letter, and except for employment agreements with officers of Holdings set forth in Section 3.17 of the Holdings Disclosure Letter, there are no Contracts with any (a) present or former officer or director of Holdings or any of its Subsidiaries or any of their immediate family members (including their spouses), (b) record or beneficial owner of more than 1% of any class of capital stock of the Company, or (c) person known by Holdings' executive officers to be an Affiliate of any such officer, director or beneficial owner.

        3.23 Disclosure. No representation or warranty of Holdings contained in this Agreement (including all schedules, exhibits and attachments hereto), and no statement contained in any document, list, certificate, or other instrument furnished or to be furnished by or on behalf of Holdings to the DLJMB Buyers or their representatives in connection with the Transactions, contains any untrue statement of a material fact, or omits to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading or necessary in order fully and fairly to provide the information required to be provided in any such document, list, certificate, or other instrument. There is no fact or information relating to Holdings or any of its Subsidiaries that is known to Holdings that would reasonably be expected to have a Material Adverse Effect.

        3.24 Solvency. Immediately following the closing of the Transactions, Holdings and its Subsidiaries will be "Solvent", meaning that (i) the amount of the Present Fair Salable Value (as defined below) of Holdings' assets will, as of such date, exceed all of its liabilities, contingent or otherwise, as of such date, (ii) Holdings will not have, as of such date, an unreasonably small amount of capital for the business in which it is engaged or will be engaged and (iii) Holdings will be able to pay its debts as they become absolute and mature, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its Indebtedness. "Present Fair Salable Value" means the amount that may be realized if the aggregate assets of the Holdings (including goodwill) are sold as an entirety with reasonable promptness in an arms-length transaction under present conditions for the sale of comparable business enterprises.

        3.25 Maryland Takeover Law. Pursuant to Article IX, Section (h) of its Second Articles of Amendment and Restatement, Holdings has properly elected not to be governed by Section 3-602 of subtitle 6 of Title 2 of the Maryland General Corporation Law. No other state anti-takeover laws or regulations apply or purport to apply to the Transaction Agreements and the transactions contemplated thereby.

        3.26 Indebtedness. (a) Immediately prior to the Closing, the amount of net Indebtedness (net of cash and excluding up to $150,000 in capital leases and as calculated on a pro forma basis for the payment of the 2002 and 2003 Venusa Earn-Out) ("Net Indebtedness") of Holdings on a consolidated basis does not exceed $149,700,000 and (b) after giving effect to the Transactions, the outstanding Indebtedness of Holdings on a consolidated basis shall consist solely of the Debt Financing and the capital leases in an amount not in excess of $150,000.

        3.27 Working Capital; Holdings Distributions; Prepayment Penalties; Transaction Expenses. (i) the sum of (a) Working Capital of Holdings on a consolidated basis immediately prior to the Closing and (b) the amount, if any, by which $149,700,000 exceeds Net Indebtedness immediately prior to the Closing, is no less than $37,100,000, (ii) the amount of the Holdings Distributions is $41,115,861, (iii) the pre-payment penalties paid or payable by Holdings or its Subsidiaries in connection with the Refinancing is $4,327,158 and (iv) the Transaction Expenses are no more than $29,800,000.

ARTICLE IV
Representations and Warranties of The DLJMB Buyers

        Each of the DLJMB Buyers, severally and not jointly, hereby makes the following representations and warranties to Holdings, each of which is true and correct as of the date hereof and shall be true and correct as of the Closing Date:

        4.1   Existence and Good Standing. Each of the DLJMB Buyers is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

        4.2   Authorization, Validity and Effect of Agreements. Each of the DLJMB Buyers has the requisite corporate power and authority to execute and deliver the Transaction Agreements and to consummate the transactions contemplated thereby. The execution and delivery of the Transaction Agreements by each of the DLJMB Buyers and the consummation of the transactions contemplated thereby has been duly and validly authorized by all necessary action on the part of the DLJMB Buyers. The Transaction Agreements have been duly and validly executed and delivered by each of the DLJMB Buyers and, assuming the Transaction Agreements each constitute a valid and binding obligation of Holdings and Parent, will constitute the legal, valid and binding obligation of each of the DLJMB Buyers, enforceable in accordance with their respective terms.

        4.3   No Violation. No consent, approval, action, order, notification or authorization of, license, permit or waiver by or declaration, filing or registration with any Governmental Entity, including under the Laws of any foreign jurisdiction, other than the filing required under the HSR Act and Foreign Antitrust Laws, is required to be obtained or made by or in respect of the DLJMB Buyers in connection with the execution and delivery of the Transaction Agreements by each DLJMB Buyer, the performance by each DLJMB Buyer of its obligations hereunder, or the consummation of the transactions contemplated hereby. Neither the execution and delivery by the DLJMB Buyers of the Transaction Agreements nor the consummation by the DLJMB Buyers of the transactions contemplated thereby will: (a) violate, conflict with or result in a breach of any provisions of the organizational documents of any of the DLJMB Buyers, or (b) violate any Laws applicable to the DLJMB Buyers.

        4.4   Brokers. The DLJMB Buyers have not retained, authorized to act on behalf of the DLJMB Buyers or entered into any contract, arrangement or understanding with any person or firm that may result in the obligation of the DLJMB Buyers to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the transactions contemplated hereby.

        4.5   Securities Law Matters. The DLJMB Buyers are acquiring the Class A-8 Securities for investment for its own account, and not with a view to, or for sale in connection with, any distribution thereof. The DLJMB Buyers (either alone or together with its advisors) have sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Class A-8 Securities and are capable of bearing the economic risks of such investment. The DLJMB Buyers are each an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act. Each DLJMB Buyer understands and acknowledges that the Class A-8 Securities have not been registered under the Securities Act, or the securities Laws of any state or foreign jurisdiction and, unless so registered, may not be offered, sold, transferred, or otherwise disposed of except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable securities Laws of any state or foreign jurisdiction.

ARTICLE V
Closing Deliveries

        5.1   Items to Be Delivered by Holdings. At the Closing, Holdings shall deliver to the DLJMB Buyers:

          (i)    Class A-8 Warrants. The Class A-8 Warrants duly executed by the appropriate officers of Holdings.

          (ii)   Class A-8 Stock Certificates. One or more validly issued certificates representing the Class A-8 Stock duly executed by the appropriate officers of Holdings.

          (iii)  DLJMB Buyers Fees. Payment of any and all fees and expenses payable pursuant to Section 7.6 herein.

          (iv)  Registration Rights Agreement. The Registration Rights Agreement in the form attached hereto as Exhibit B, duly approved by the necessary majority in interest of the parties thereto other than the DLJMB Buyers.

          (v)   Shareholders Agreement. The Shareholders Agreement in the form attached hereto as Exhibit C, duly approved by the necessary majority in interest of the parties thereto other than the DLJMB Buyers.

          (vi)  Charter. The Third Articles of Amendment and Restatement in the form attached hereto as Exhibit A, duly filed at the office of the Secretary of State of the State of Maryland prior to the date hereof.

          (vii) Board of Directors. Evidence that the designees of the DLJMB Buyers have been duly nominated and elected to the Board of Directors in accordance with the terms of the Shareholders Agreement.

          (viii)     DLJMB Buyers Monitoring and Transaction Fee Agreement. A letter agreement (the "Monitoring Agreement") in the form attached hereto as Exhibit D, duly executed by the appropriate officers of Holdings.

          (ix)  Solvency Certificate. A certificate, in the form attached hereto as Exhibit E, dated as of the Closing Date, duly executed by the chief financial officer of Holdings certifying that Holdings and its Subsidiaries, on a consolidated basis after giving effect to the Transactions, are Solvent (as defined in Section 3.24 hereof).

          (x)   Legal Opinion. A legal opinion, in the form attached hereto as Exhibit F, from Hogan & Hartson LLP, special counsel to Holdings and its Subsidiaries.

          (xi)  Other Documents. Such other agreements or documents relating to the Transactions as the DLJMB Buyers or its counsel may reasonably request.

        5.2   Items to Be Delivered by the DLJMB Buyers. At the Closing, the DLJMB Buyers shall deliver to Holdings:

          (i)    Registration Rights Joinder. A joinder to the Registration Rights Agreement duly executed by the DLJMB Buyers.

          (ii)   Shareholder Agreement Joinder. A joinder to the Shareholder's Agreement duly executed by the DLJMB Buyers.

          (iii)  Monitoring Agreement. The Monitoring Agreement duly executed by the DLJMB Buyers.

          (iv)  Purchase Price. The Purchase Price in immediately available funds by wire transfer to an account specified by Holdings.

          (v)   Other Documents. Such other agreements or documents relating to the Transactions as Holdings or its counsel may reasonably request.

ARTICLE VI
Survival and Indemnification

        6.1   Survival of Representations and Warranties. The representations and warranties of the parties contained in Articles III and IV of this Agreement shall survive the Closing through and including March 31, 2006; provided, that the representations and warranties of Holdings set forth in 3.22, 3.24, 3.25 and 3.27(ii) shall survive the Closing through and including June 30, 2007; provided, further, that the representations and warranties of Holdings set forth in Sections 3.1, 3.2, 3.4, 3.5, 3.7, 3.10, and 3.12, and the representations and warranties of the DLJMB Buyers set forth in Sections 4.1, 4.2, 4.4 and 4.5 shall survive the Closing until ninety (90) days following the expiration of the applicable statute of limitations with respect to the particular matter that is the subject matter thereof (in each case, the "Survival Period"); provided, however, that any obligations to indemnify and hold harmless shall not terminate with respect to any Losses as to which the Person to be indemnified shall have given notice (stating in reasonable detail the basis of the claim for indemnification) to the indemnifying party in accordance with Section 6.3(a) before the termination of the applicable Survival Period. Notwithstanding the foregoing, the Survival Period shall immediately terminate upon the closing of an initial public offering of Holdings or its successor in interest.

        6.2   Indemnification.

          (a)   Subject to this Article VI, Holdings hereby agrees to indemnify and hold the DLJMB Buyers, and their respective directors, officers, employees, Affiliates, stockholders, agents, attorneys, representatives, successors and assigns (collectively, the "DLJMB Buyer Indemnified Parties") harmless from and against:

            (i)    any and all losses, liabilities, obligations, damages, costs and expenses (individually, a "Loss" and, collectively, "Losses") based upon, attributable to or resulting from any breach of the representations and warranties made by Holdings set forth in this Agreement, to be true and correct in all respects at the date hereof and at the Closing Date; provided, however, that with respect to any claim relating to a diminution of the value of Holdings or any of its Subsidiaries, the parties hereto agree that all relevant factors should be considered by a court of competent jurisdiction, including, without limitation, the ownership percentage interest of the DLJMB Buyers in Holdings, in determining the amount of any Loss (other than expenses) of a DLJMB Buyer Indemnified Party;

            (ii)   any and all Losses based upon, attributable to or resulting from any breach of the covenants or agreements made by Holdings set forth in this Agreement;

            (iii)  any and all Losses as a result of or arising out of or related to a claim, action, suit or proceeding made or brought by any shareholder of, or any person who is asserting a right to acquire an ownership interest in, Holdings or any Subsidiary, with respect to the Transactions (including those resulting from any DLJMB Buyer Indemnified Parties' ordinary negligence), provided, however, that the foregoing will not apply with respect to any losses of a DLJMB Buyer Indemnified Party to the extent found by a final decision of a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct of, or a breach of this Agreement caused by, such DLJMB Buyer Indemnified Party; and

            (iv)  any and all notices, actions, suits, proceedings, claims, demands, assessments, judgments, costs, penalties and expenses, including reasonable attorneys' and other professionals' fees and disbursements (collectively, "Expenses") incident to any and all Losses with respect to which indemnification is provided hereunder;

    provided, however, that in no event shall "Loss" or "Losses" include consequential, incidental, special, punitive or exemplary damages.

          (b)   Subject to this Article VI, the DLJMB Buyers hereby agree, severally and not jointly, to indemnify and hold Holdings and their respective Affiliates, stockholders, agents, attorneys, representatives, successors and assigns (collectively, the "Holdings Indemnified Parties") harmless from and against:

            (i)    any and all Losses based upon, attributable to or resulting from the failure of any representation or warranty of the DLJMB Buyers set forth in this Agreement, to be true and correct at the date hereof and at the Closing Date;

            (ii)   any and all Losses based upon, attributable to or resulting from any breach of the covenants or agreements made by the DLJMB Buyers set forth in this Agreement; and

            (iii)  any and all Expenses incident to any and all Losses with respect to which indemnification is provided hereunder.

        6.3   Indemnification Procedures.

        In the event that any Legal Proceedings shall be instituted or that any claim or demand shall be asserted by any Person in respect of which payment may be sought under Section 6.2 hereof (regardless of the limitations set forth in Section 6.4) ("Indemnification Claim"), the indemnified party shall promptly cause written notice of the assertion of any Indemnification Claim of which it has knowledge which is covered by this indemnity to be forwarded to the indemnifying party. The indemnifying party shall have the right, at its sole expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the indemnified party, and to defend against, negotiate, settle or otherwise deal with any Indemnification Claim which relates to any Losses indemnified against hereunder; provided that the indemnifying party shall have acknowledged in writing to the indemnified party its unqualified obligation to indemnify the indemnified party as provided hereunder. If the indemnifying party elects to defend against, negotiate, settle or otherwise deal with any Indemnification Claim which relates to any Losses indemnified against hereunder, it shall within five (5) days (or sooner, if the nature of the Indemnification Claim so requires) notify the indemnified party of its intent to do so. If the indemnifying party elects not to defend against, negotiate, settle or otherwise deal with any Indemnification Claim which relates to any Losses indemnified against hereunder, fails to notify the indemnified party of its election as herein provided or contests its obligation to indemnify the indemnified party for such Losses under this Agreement, the indemnified party may defend against, negotiate, settle or otherwise deal with such Indemnification Claim. If the indemnified party defends any Indemnification Claim, then the indemnifying party shall reimburse the indemnified party for the Expenses of defending such Indemnification Claim upon submission of periodic bills. Upon the indemnifying party's request, the indemnified party shall provide such documentation as may be reasonably necessary to substantiate such bills. If the indemnifying party shall assume the defense of any Indemnification Claim, the indemnified party may participate, at his or its own expense, in the defense of such Indemnification Claim; provided, however, that such indemnified party shall be entitled to participate in any such defense with separate counsel at the expense of the indemnifying party if (i) so requested by the indemnifying party to participate or (ii) in the reasonable opinion of counsel to the indemnified party, a conflict or potential conflict exists between the indemnified party and the indemnifying party that would make such separate representation advisable; and provided, further, that the indemnifying party shall not be required to pay for more than one such counsel for all indemnified parties in connection with any Indemnification Claim. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Indemnification

Claim. Notwithstanding anything in this Section 6.3 to the contrary, neither the indemnifying party nor the indemnified party shall, without the written consent of the other party, settle or compromise any Indemnification Claim or permit a default or consent to entry of any judgment unless the claimant and such party provide to such other party an unqualified release from all liability in respect of the Indemnification Claim. Notwithstanding the foregoing, if a settlement offer solely for money damages, coupled with an unqualified release as described in the preceding sentence, is made by the applicable third party claimant, and the indemnifying party notifies the indemnified party in writing of the indemnifying party's willingness to accept the settlement offer and, subject to the applicable limitations of Section 6.4, pay the amount called for by such offer, and the indemnified party declines to accept such offer, the indemnified party, at its sole expense, may continue to contest such Indemnification Claim, free of any participation by the indemnifying party, and the amount of any ultimate liability with respect to such Indemnification Claim that the indemnifying party has an obligation to pay hereunder shall be limited to the lesser of (A) the amount of the settlement offer that the indemnified party declined to accept plus the Losses of the indemnified party relating to such Indemnification Claim through the date of its rejection of the settlement offer or (B) the aggregate Losses of the indemnified party with respect to such Indemnification Claim. If the indemnifying party makes any payment on any Indemnification Claim, the indemnifying party shall be subrogated, to the extent of such payment, to all rights and remedies of the indemnified party to any insurance benefits or other claims of the indemnified party with respect to such Indemnification Claim.

        After any final decision, judgment or award shall have been rendered by a Governmental Entity of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the indemnified party and the indemnifying party shall have arrived at a mutually binding agreement with respect to an Indemnification Claim hereunder, the indemnified party shall forward to the indemnifying party notice of any sums due and owing by the indemnifying party pursuant to this Agreement with respect to such matter and the indemnifying party shall be required to pay all of the sums so due and owing to the indemnified party by wire transfer of immediately available funds within ten (10) Business Days after the date of such notice.

        The failure of the indemnified party to give reasonably prompt notice of any Indemnification Claim shall not release, waive or otherwise affect the indemnifying party's obligations with respect thereto except to the extent that the indemnifying party can demonstrate actual loss and prejudice as a result of such failure.

        6.4   Limitations on Indemnification for Breaches of Representations and Warranties.

          (a)   An indemnifying party shall not have any liability under Section 6.2(a)(i) or Section 6.2(b)(i) hereof unless (a) the amount of such party's Losses and Expenses in connection with a single claim exceeds $100,000 (the "Deductible"), and (b) the aggregate amount of Losses and Expenses to the indemnified parties finally determined to arise thereunder (other than those that do not exceed the Deductible) based upon, attributable to or resulting from the failure of any representation or warranty to be true and correct, other than the representations and warranties set forth in Sections 3.1, 3.2, 3.4, 3.5, 3.7, 3.10, 3.12, 3.22, 3.24, 3.25 and 3.27(ii) and 4.1, 4.2, 4.4 and 4.5 hereof, exceeds $3,000,000 (the "Basket") and, in such event, the indemnifying party shall be required to pay the entire amount of all such Losses and Expenses.

          (b)   Neither Holdings nor the DLJMB Buyers shall be required to indemnify any Person under Section 6.2(a)(i) or 6.2(b)(i) for an aggregate amount of Losses exceeding 25% of the Purchase Price (the "Cap") in connection with Losses related to the breach of any representation and warranty of Holdings or the DLJMB Buyers in Articles III and IV, respectively, other than for the breach of any representation or warranty contained in Sections 3.1, 3.2, 3.4, 3.5, 3.7, 3.10, 3.12, 3.22, 3.25 and 3.27(ii) or 4.1, 4.2, 4.4 and 4.5 of this Agreement, as the case may be.

          (c)   The sole recourse and remedy of each Holdings Indemnified Party for any Losses for which such Holdings Indemnified Party is entitled to indemnification pursuant to this Article VI (other than claims of, or actions arising from, fraud or intentional misrepresentation) shall be under the provisions of and to the extent provided in this Article VI. The sole recourse and remedy of each DLJMB Buyer Indemnified Party for any Losses for which such DLJMB Buyer Indemnified Party is entitled to indemnification pursuant to this Article VI (other than claims of, or actions arising from, fraud or intentional misrepresentation) shall be under the provisions of and to the extent provided in this Article VI.

        For purposes of calculating Losses hereunder and for determining whether there has been a breach of a representation or warranty (solely for the purpose of determining whether a DLJMB Buyer Indemnified Party is entitled to indemnification pursuant to Section 6.2(a)(i)), any materiality or Material Adverse Effect qualifications in the representations, warranties, covenants and agreements shall be ignored.

        6.5   Tax Treatment of Indemnity Payments. Holdings and the DLJMB Buyers agree to treat any indemnity payment made pursuant to this Article VI as an adjustment to the Purchase Price for federal, state, local and foreign income tax purposes. If, notwithstanding the treatment required by the preceding sentence, any indemnification payment under Article VI (including, without limitation, this Section 6.5) is determined to be taxable to the party receiving such payment by any Taxing Authority, the paying party shall also indemnify the party receiving such payment for any Taxes actually incurred by reason of the receipt of such payment and any Expenses actually incurred by the party receiving such payment in connection with such Taxes (or any asserted deficiency, claim, demand, action, suit, proceeding, judgment or assessment, including the defense or settlement thereof, relating to such Taxes).

ARTICLE VII
Miscellaneous

        7.1   Amendments. This Agreement may be amended, modified, or supplemented only pursuant to a written instrument making specific reference to this Agreement and signed by each of the parties hereto.

        7.2   Assignment. This Agreement and the rights and obligations hereunder shall not be assigned, delegated, or otherwise transferred (whether by operation of law, by contract, or otherwise) without the prior written consent of the other party hereto; provided, however, that the DLJMB Buyers may, without obtaining the prior written consent of Holdings, assign, delegate, or otherwise transfer its rights and obligations hereunder to any Affiliate of the DLJMB Buyers. Holdings shall execute such acknowledgements of such assignments in such forms as the DLJMB Buyers or any such institutional lender may from time to time reasonably request. Any attempted assignment, delegation, or transfer in violation of this Section 7.2 shall be void and of no force or effect.

        7.3   Binding Effect. Except as otherwise expressly provided herein, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

        7.4   Counterparts; Facsimile. This Agreement may be executed in multiple counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. This Agreement may be transmitted and executed by facsimile, and or electronically in a .pdf file format, and such facsimile or electronically transmitted signatures shall constitute original signatures for all applicable purposes.

        7.5   Entire Agreement. This Agreement (including the schedules and exhibits attached hereto) and the Transaction Agreements constitute the entire agreement of the parties hereto in respect of the subject matter hereof and thereof, and supersede all prior agreements or understandings, among the parties hereto in respect of the subject matter hereof and thereof, including the Commitment Letter; provided that the provisions of that certain Letter Agreement, dated April 27, 2004, relating to the contingent payment shall continue in full force and effect and the parties thereto agree to enter into definitive documentation solely to the extent as described in the first sentence of paragraph (A)(5) thereof within 15 days of the date hereof.

        7.6   Fees and Expenses. Holdings will pay and save the DLJMB Buyers harmless against any liability for all reasonable out-of-pocket expenses of the DLJMB Buyers for attorneys, accountants and other professional services required in conjunction with (i) the due diligence process involved in evaluating the status of the affairs of Holdings and Target, (ii) the negotiation, documentation and closing of the transactions contemplated hereby, and (iii) all related transaction costs. Prior to or in connection with the Closing, the DLJMB Buyers shall have received final payment of any outstanding amounts due to the DLJMB Buyers including, without limitation (i) all fees due under the Monitoring Agreement and (ii) all reimbursable out-of-pocket fees and expenses as described in this Section 7.6.

        7.7   Venusa Payments. With respect to any and all payments due under the Venusa Earn-Out based on fiscal year 2004 operating results, Holdings will not make any such payment in excess of $1,500,000 in cash without the consent of the DLJMB Buyers, such consent not to be unreasonably withheld; provided, however, that it shall not be deemed unreasonable for the DLJMB Buyers to withhold such consent if any such proposed excess cash payment would result in a material reduction in the economic value of its investment vis-à-vis the alternative of satisfying the corresponding Venusa earn-out obligations by issuing additional capital stock.

        7.8   Further Assurances. At and from time to time after the Closing, at the request of any party hereto, the other party shall execute and deliver such additional certificates, instruments, and other documents and take such other actions as such party may reasonably request in order to carry out the purposes of this Agreement.

        7.9   Public Announcements. Holdings and the DLJMB Buyers will consult with each other and will mutually agree (the agreement of each party not to be unreasonably withheld) upon the content and timing of any press release or other public statement in respect of the Transactions and shall not issue any such press release or make any such public statement prior to such consultation and agreement, except as may be required by applicable Law; provided, however, that Holdings and the DLJMB Buyers will give prior notice to the other party of the content and timing of any such press release or other public statement.

        7.10 Governing Law. This Agreement shall be enforced, governed, and construed in all respects in accordance with the laws of the State of New York applicable to contracts executed and performable solely in such state.

        7.11 Jurisdiction. Except as otherwise expressly provided in this Agreement, the parties hereto agree that any action, suit, or proceeding seeking to enforce any provision of, or based on any matter arising out of or relating to, this Agreement or the transactions contemplated hereby can only be brought in federal court sitting in the Southern District of New York or, if such court does not have jurisdiction, any district court sitting in the Borough of Manhattan, New York County, New York, and each of the parties hereto hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such action, suit, or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such action, suit, or proceeding in any such court or that any such action, suit, or proceeding that is brought in any such court has been brought in an inconvenient forum.

        7.12 Headings. The article and section headings of this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision hereof.

        7.13 Notices. Any notice, demand, request, instruction, correspondence, or other document required or permitted to be given hereunder by any party to the other shall be in writing and delivered (i) in person, (ii) by a nationally recognized overnight courier service requiring acknowledgment of receipt of delivery, (iii) by United States certified mail, postage prepaid and return receipt requested, or (iv) by facsimile, as follows:

    If to Holdings, to:

    UTI Corporation
    200 West 7th Avenue
    Collegeville, PA 19426-0992
    Attention: Ron Sparks, President & CEO
    Facsimile No.: (610) 489-1150

    with a copy to (which shall not constitute notice):

    Hogan & Hartson LLP
    One Tabor Center
    Denver, CO 80202
    Attention: Christopher J. Walsh
    Facsimile No.: (303) 899-7333

    If to The DLJMB Buyers, to:

    DLJ Merchant Banking III, Inc.
    Eleven Madison Avenue
    New York, New York 10010
    Attention: Andrew Rush
    Facsimile: (212) 538-0413

    with a copy to (which shall not constitute notice):

    Weil, Gotshal & Manges LLP
    767 Fifth Avenue
    New York, New York 10153
    Attention: Douglas Warner, Esq.
    Facsimile No.: 212-310-8007

        Notice shall be deemed given, received, and effective on: (i) if given by personal delivery or courier service, the date of actual receipt by the receiving party, or if delivery is refused on the date delivery was first attempted; (ii) if given by certified mail, the third day after being so mailed if posted with the United States Postal Service; and (iii) if given by facsimile, the date on which the facsimile is transmitted if confirmed by transmission report during the transmitter's normal business hours, or at the beginning of the next business day after transmission if confirmed at any time other than the transmitter's normal business hours. Any person entitled to notice may change any address or facsimile number to which notice is to be given to it by giving notice of such change of address or facsimile number as provided in this Section 7.13. The inability to deliver notice because of changed address or facsimile number of which no notice was given shall be deemed to be receipt of the notice as of the date such attempt was first made.

        7.14 No Recourse. (a) Notwithstanding that certain of the DLJMB Buyers and KRG Capital Partners, LLC may be partnerships or limited liability companies, no recourse hereunder or under any documents or instruments delivered in connection herewith may be had against any officer, agent or employee of any DLJMB Buyer or KRG Capital Partners, LLC, any direct or indirect holder of any equity interests or securities of any DLJMB Buyer or KRG Capital Partners, LLC (whether such holder is a limited or general partner, member, stockholder or otherwise), any affiliate of any DLJMB Buyer or KRG Capital Partners, LLC (other than Holdings and Parent), or any direct or indirect director, officer, employee, partner, affiliate, member, controlling person, attorney or representative of any of the foregoing (any such person or entity, a "Related Person"), whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, and (b) no personal liability whatsoever will attach to, be imposed on or otherwise be incurred by any Related Person under this Agreement or any documents or instruments delivered in connection herewith or with the Transaction for any claim based on, in respect of or by reason of such obligations or by their creation.

        7.15 Severability. If any provision of this Agreement or the application of such provision to any person or circumstance shall be held (by a court of competent jurisdiction) to be invalid, illegal, or unenforceable under the applicable Law of any jurisdiction, (i) the remainder of this Agreement or the application of such provision to other persons or circumstances or in other jurisdictions shall not be affected thereby, and (ii) such invalid, illegal, or unenforceable provision shall not affect the validity or enforceability of any other provision of this Agreement.

        7.16 Third-Party Beneficiaries. Except as expressly provided in Article VI, nothing express or implied in this Agreement is intended or shall be construed to confer upon or give any Person other than the parties hereto and their respective permitted assigns any rights or remedies under of by reason of this Agreement or the transactions contemplated hereby.

        7.17 Waiver. No delay, forbearance, or neglect by any party, whether in one or more instances, in the exercise or any right, power, privilege, or remedy hereunder or in the enforcement of any term or condition of this Agreement shall constitute or be construed as a waiver thereof. No waiver of any provision hereof, or consent required hereunder, or any consent or departure from this Agreement, shall be valid or binding unless expressly and affirmatively made in writing and duly executed by the party to be charged with such waiver. No waiver shall constitute or be construed as a continuing waiver or a waiver in respect of any subsequent breach or Default, either of similar or different nature, unless expressly so stated in such writing.

* * * * *

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

UTI Corporation
/s/ RON SPARKS Name: Ron Sparks Title: CEO
THE DLJMB BUYERS:
DLJ Merchant Banking Partners III, L.P.
By:	DLJ Merchant Banking III, Inc. Managing General Partner
/s/ DANIEL PULVER Name: Daniel Pulver Title: Director

DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III-1, C.V. and as attorney-in-fact for DLJ Merchant Banking III, L.P., as Associate General Partner of DLJ Offshore Partners III-1, C.V.
/s/ DANIEL PULVER Name: Daniel Pulver Title: Director

DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III-2, C.V. and as attorney-in-fact for DLJ Merchant Banking III, L.P., as Associate General Partner of DLJ Offshore Partners III-2, C.V.
/s/ DANIEL PULVER Name: Daniel Pulver Title: Director

DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III, C.V.
/s/ DANIEL PULVER Name: Daniel Pulver Title: Director
DLJ MB PartnersIII GmbH & Co. KG
By:	DLJ Merchant Banking III, L.P. Managing Limited Partner
By:	DLJ Merchant Banking III, Inc. General Partner
/s/ DANIEL PULVER Name: Daniel Pulver Title: Director
Millennium Partners II, L.P.
By:	DLJ Merchant Banking III, Inc. Managing General Partner
/s/ DANIEL PULVER Name: Daniel Pulver Title: Director
MBP III Plan Investors, L.P.
By:	DLJ LBO Plans Management Corporation Managing General Partner
/s/ DANIEL PULVER Name: Daniel Pulver Title: Director

SCHEDULE I
DLJMB BUYERS

	Purchase Price	Class A-8 Shares	Fractional Interest
DLJ Merchant Banking Partners III, L.P.	$71,176,140.35	5,996,305	79.222%
DLJ Offshore Partners III, C.V.	$4,899,579.90	412,770	5.453%
DLJ Offshore Partners III-1, C.V.	$1,257,424.71	105,933	1.400%
DLJ Offshore Partners III-2, C.V.	$895,686.46	75,458	0.997%
DLJ MB PartnersIII GmbH & Co. KG	$594,259.68	50,064	0.661%
Millennium Partners II, L.P.	$403,959.84	34,032	0.450%
MBP III Plan Investors, L.P.	$10,616,741.66	894,418	11.817%

Total	$89,843,792.60	7,568,980	100.000%

6.5	Tax Treatment of Indemnity Payments	27
Article VII	Miscellaneous	27
7.1	Amendments	27
7.2	Assignment	27
7.3	Binding Effect	27
7.4	Counterparts; Facsimile	27
7.5	Entire Agreement	27
7.6	Fees and Expenses	28
7.7	Venusa Payments	28
7.8	Further Assurances	28
7.9	Public Announcements	28
7.10	Governing Law	28
7.11	Jurisdiction	28
7.12	Headings	28
7.13	Notices	29
7.14	No Recourse	29
7.15	Severability	30
7.16	Third-Party Beneficiaries	30
7.17	Waiver	30

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